

May 23, 2013

Via E-mail
Mr. Douglas Lindroth
Chief Financial Officer
Limelight Networks, Inc.
222 South Mill Avenue, 8th Floor
Tempe, AZ 85281

> Re: **Limelight Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33508**

Dear Mr. Lindroth:

We have reviewed your letter dated May 10, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1. Please confirm whether Wilson Sonsini Goodrich & Rosati are acting as agent for the company in making the tandy representations and provide a copy of your written authorization granting them permission to make such representations. Alternatively, please provide these representations in a separate letter signed by a representative of the company in your next response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 46

2.   We note from your response to prior comment 2 that the control premium used in your goodwill impairment analysis was based on the estimated average and median control premiums of transactions involving companies comparable to the company. Please tell us the control premiums used in each of your October 2012, December 2012 and March 2013 analyses and provide us with a list of the comparable company transactions used to determine the control premiums.

Notes to Consolidated Financial Statements

Note 13. Contingencies

Akamai Litigation, page 94

3.   We note your response to prior comment 3 and the revised disclosure in your Form 10-Q filed on May 10, 2013, where you state that you are not able at this time to estimate the range of potential loss. The term "potential" is not consistent with the guidance in ASC 450, which uses terms such as: probable, reasonably possible or remote to identify three areas in the range of likelihood that a future event or event will confirm the incurrence of a liability. If there is at least a reasonable possibility that a loss may have been incurred in excess of amounts recorded, the estimate of that reasonable possible loss or range of reasonable possible losses should be disclosed, or, if true, state that the estimate is immaterial, or that such as estimate cannot be made. Please tell us whether your policy is consistent with this guidance and revise your disclosures in future filings accordingly. Also please provide us with a draft of the revised disclosures in your response.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief